UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              nutrisystem.com, inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   670617 10 9
    ------------------------------------------------------------------------
                                 (CUSIP Number)


                             Michael E. Heisley, Sr.
                               HPF Holdings, Inc.
                               2075 Foxfield Road
                              St. Charles IL 60174
                                  630-443-4490
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 17, 2000
---------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 670617 10 9
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael E. Heisley, Sr.
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) / /
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         SC
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         United States
---------------------------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                   8,200,000
  Beneficially             ________________________________________________
   Owned by                 8       Shared Voting Power
     Each                           -0-
   Reporting               ________________________________________________
    Person                  9       Sole Dispositive Power
     With                           8,200,000
                           ------------------------------------------------
                           10      Shared Dispositive Power
                                            -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         8,200,000
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         30.1%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
---------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 670617 10 9
---------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

         HPF Holdings, Inc.
---------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) / /
          (b) / /
---------------------------------------------------------------------------
3        SEC Use Only


---------------------------------------------------------------------------
4        Source of Funds (See Instruction)
         SC
---------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
         / /
---------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Delaware
---------------------------------------------------------------------------
                            7      Sole Voting Power
Number of Shares                   8,200,000
  Beneficially             ________________________________________________
   Owned by                 8      Shared Voting Power
     Each                          -0-
   Reporting               ________________________________________________
    Person                  9      Sole Dispositive Power
     With                          8,200,000
                           ------------------------------------------------
                           10      Shared Dispositive Power
                                   -0-
---------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         8,200,000
---------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         / /
---------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         30.1%
---------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
---------------------------------------------------------------------------

                                 Schedule 13D of
                             Michael E. Heisley, Sr.
                             and HPF Holdings, Inc.
          with respect to the Common Stock, par value $0.001 per share of nutrisystem.com, inc.

ITEM 1.  SECURITY AND ISSUER

         Common Stock, par value $0.001 per share of nutrisystem.com, inc. (the "Company") having its principal offices of 202 Welsh Road, Horsham, PA 19044.

ITEM 2.  IDENTITY AND BACKGROUND

a.       HPF Holdings, Inc.

b.       2075 Foxfield Road, St. Charles, Illinois 60174

c. Michael E. Heisley, Sr., Chairman and Chief Executive Officer, The Heico Companies, LLC., 5600 Three First
         National Plaza Chicago, Illinois 60602.

d.       No criminal convictions.

e. Not subject to any judgment decree or final order of any court or administrative body.

f.       United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Michael E. Heisley, Sr. directly, and indirectly through HPF Holdings, Inc. ("HPF"), acquired 8,200,000 shares of nutrisystem.com, inc. in exchange for HPF's 7.5% ownership interest in NutriSystem Direct, L.L.C., pursuant to an August 16, 1999 Stock Exchange and Purchase Agreement (the "Stock Agreement") among Ansama Corp., HPF, Brian D. Haveson, Joseph H. Boileau, Kathleen E. Simone, Deborah A. Gallen and Frederick C. Tecce.

         On September 27, 1999, prior to the closing of the Stock Agreement, Ansama merged with and into the Company for the purpose of reincorporating as a Delaware corporation under the name "nutrisystem.com inc." Ansama formed the Company as a Delaware corporation for this purpose in August 1999. As part of the Merger, outstanding shares of Common Stock of Ansama were converted into shares of the Company's Common Stock. Following the merger, HPF received 8,200,000 shares of the Company upon the closing of Stock Agreement.



ITEM 4.  PURPOSE OF TRANSACTION.

         HPF acquired the securities described in Item 1 above for investment purposes. Michael E. Heisley, Sr. and HPF currently have no plans or proposals that relate to, or which may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although each of Mr. Heisley and HPF reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Set forth below is a description of the Common Stock, par value $0.001 per share of nutrisystem.com, inc. beneficially owned by Michael E. Heisley and HPF.


                                                   Shares of nutrisystem.com, inc. Common Stock Beneficially Owned
                                    ----------------------------------------------------------------------------------------------
Name                                 Sole Voting Power      Shared Voting Power     Sole Dispositive Power    Shared Dispositive
----                                 -----------------      -------------------     ----------------------    ------------------
                                                                                                                     Power

Michael E. Heisley, Sr.                  8,200,000                  -0-                    8,200,000                  -0-


HPF Holdings, Inc.                       8,200,000                  -0-                    8,200,000                  -0-



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Michael E. Heisley, Sr. is the 100% owner of HPF Holdings, Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2000

                                          /s/ Michael E. Heisley, Sr.
                                          --------------------------------------
                                          Michael E. Heisley, Sr.


                                          HPF Holdings, Inc.


                                          By:  /s/ Michael E. Heisley, Sr.
                                             -----------------------------------
                                                   Michael E. Heisley, Sr.
                                                   President